Filed by Community West Bancshares pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: United Security Bancshares
Commission File Number: 000-32897
CONFIDENTIAL FOR INTERNAL USE ONLY

United Security Bank “Team” FAQs
Community West Bank (CWB) and United Security Bank (USB) to Merge
December 17, 2025
Team Member Merger Message:
Our merger with Community West Bank is an important step in strengthening our long-term growth and deepening our commitment to Central California. Both Banks share the same foundation: relationship banking, local decision-making, integrity and community service. By coming together, we are creating a stronger, more visible franchise with greater expertise, expanded lending capacity and more resources to support businesses, families and communities. This combination also opens new opportunities for clients and meaningful career growth for employees, while delivering lasting value for our shareholders. In short, we’re uniting two strong and committed community banks to better serve the Central California region we all call home.
1.Why is United Security Bank merging with Community West Bank?
United Security Bank has agreed to merge into Community West Bank. There are many reasons for this merger. Our Board of Directors annually evaluates strategic growth opportunities and, after careful review, have determined that combining with Community West Bank offers many positive opportunities and strong long-term benefits for both organizations. All parties agreed this merger is the right path forward for our employees, clients, shareholders and communities.
Upon the close of the merger, the combined Company is strengthened as one of the largest community banks headquartered in Central California with approximately $5 billion in total assets, $4.2 billion in deposits, $3.5 billion in loans and a Banking Center franchise that serves urban and rural markets in 13 counties. Together, we uphold shared values as we expand our reach into additional communities throughout Central California, providing greater convenience for our clients and a commitment to banking for the underserved.
2.United Security Bank and Community West Bank CEOs comments about the merger?
Dennis R. Woods, President and CEO of United Security Bank, says: “Joining with Community West is a natural partnership for our Bank, our clients and our employees. With shared values and a culture centered on integrity, personal service and community commitment, this combination strengthens our ability to serve with greater scale, expanded lending capacity and broader market reach. Together, we are creating new opportunities for our clients, enhanced career paths for our employees and a stronger banking franchise across Central California.”
James J. Kim, President and CEO of Community West Bank, says: “This merger represents a major step forward in our long-term growth strategy and our commitment to the communities we serve throughout Central California. Both institutions share a strong, long-term foundation of relationship banking, local decision-making and responsible growth. By bringing our organizations together, we are creating a more robust and more visible banking franchise, with greater depth of expertise, expanded resources and enhanced capacity to support businesses, families and communities. At the same time, it will further deliver lasting value to our shareholders.”

3.Who will lead the expanded organization?
James J. Kim, CEO of Community West Bancshares and CEO and President of Community West Bank, will lead the combined team of professional bankers. The combined Company’s Board of Directors will consist of 13 current directors from Community West Bancshares and two current directors from United Security Bancshares, including Jagroop “Jay” Gill and one additional individual to be added upon completion of the merger. Dennis R. Woods, Chairman of the Board for United Security Bancshares and President and CEO of United Security Bank, will serve as Chairman Emeritus for the combined Company bringing extensive knowledge of our markets and clients.
4.When will the merger be completed?
Among other customary closing conditions, the merger requires the approval of regulators and shareholders of both USB and CWB. We expect the merger to be completed in Q2 of 2026.
5.When will we meet and hear from CWB executives?
CWB’s CEO and President, James Kim, and key executives will join our Executive team to tour our headquarters and each of our branches this week. They look forward to meeting each of you in the coming days. Communication with our team is a top priority, so expect regular updates from us and CWB throughout the merger process.
Please remember that between now and the close of the merger, each Bank will continue to operate independently. For both organizations, it is business as usual for client service, operations and employee benefits. Throughout this transition, it is important to continue to focus on providing exceptional service to our clients, team and communities.
6.What information can we expect on the merger between now and when it’s complete?
Communication with employees of both Banks is a top priority. We are committed to keeping you updated on each step as we move forward with the merger. New and updated information when available to all employees. Your questions are important - please share any questions you may have with Ellie Rosenberg (email: erosenberg@unitedsecuritybank.com). These questions, along with updated information, will be discussed in team meetings and a new Merger Milestones newsletter that will be regularly shared with both teams.
7.What can you tell me about Community West Bank?
The best answer is to ask questions as Community West Bank executives tour your offices and to visit their website and explore their full story: www.communitywestbank.com.
INFORMATION REGARDING YOUR EMPLOYMENT
8.How will my job be affected after the merger?
For many USB employees, there will be little or no change in your day-to-day responsibilities, other than being part of a larger team to support the combined Company. By necessity, there are some positions that will be altered or, due to duplication, may be eliminated, in addition to some changes in certain job functions. As part of a larger organization, there may also be opportunities to reposition employees to other departments.
It is our goal to communicate promptly and openly with you on the status of your position going forward. We understand the future of your job is critically important to you, and we will do our utmost to communicate promptly any news concerning anticipated changes to your position. For those that may be impacted by the merger, information about severance packages and benefits will be shared once final determinations are made. In general, USB and Community West Bank have agreed that employees who are not retained will receive severance according to an agreed upon severance policy, which is based on years of service and has minimum and maximum levels. We know this uncertainty can be uncomfortable, so please try to communicate and ask the questions that are on your mind. We will share answers with you as soon as we have them.

9.How will this impact the timing of performance reviews and compensation?
Until the merger process is completed, it is business as usual. Performance reviews will occur at their normal times and your individual compensation will remain in place and paid according to our current schedule. Health insurance and related benefits for 2026 will continue to be selected on our normal schedule.
10.Will our benefits be changing?
USB employees with roles in the combined Company will participate in the benefits plans of CWB, receiving credit for the years of service they have at USB. CWB has extensive benefit plans very similar to what we have today.
11.What will happen to unused vacation and sick days?
Your accrued and unused vacation and sick days will not change at this time.
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